Exhibit 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in United States dollars)

CRH MEDICAL CORPORATION

(Unaudited)

Three months ended March 31, 2018 and 2017

CRH MEDICAL CORPORATION

Condensed Consolidated Balance Sheets

(Unaudited)

(Expressed in United States dollars)

As at March 31, 2018 and December 31, 2017

	Notes	March 31, 2018	December 31, 2017

Assets

Current assets:
Cash and cash equivalents		$4,832,332	$12,486,884
Trade and other receivables		13,970,432	15,486,312
Prepaid expenses and deposits		941,123	889,882
Inventories		488,250	423,445
		20,232,137	29,286,523

Non-current assets:
Property and equipment		347,042	364,366
Intangible assets	4	165,398,937	163,092,606
Deferred tax assets		6,402,306	5,707,383
		172,148,285	169,164,355

Total assets		$192,380,422	$198,450,878

Liabilities

Current liabilities:
Trade and other payables		$4,362,342	$5,661,844
Employee benefits		565,899	500,754
Current tax liabilities		1,252,380	577,553
Notes payable and bank indebtedness	8	1,726,468	1,101,468
Deferred consideration		915,717	906,956
Member loan		-	435,000
		8,822,806	9,183,575

Non-current liabilities:
Deferred consideration		2,246,348	2,226,737
Notes payable and bank indebtedness	8	57,940,984	60,228,851
Earn-out obligation	11	1,726,412	1,875,427
		61,913,744	64,331,015

Equity
Share capital		54,029,910	53,925,537
Contributed surplus		8,962,639	8,390,026
Accumulated other comprehensive loss		(66,772)	(66,772)
Retained earnings		6,461,445	5,410,181
Total equity attributable to shareholders of the Company		69,387,222	67,658,972
Non-controlling interest		52,256,650	57,277,316
Total equity		121,643,872	124,936,288

Total liabilities and equity		$192,380,422	$198,450,878

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:

(signed) “Edward Wright”	Director	(signed) “Anthony Holler”	Director
Edward Wright		Anthony Holler
1

CRH MEDICAL CORPORATION

Condensed Consolidated Interim Statements of Operations and Comprehensive Income

(Unaudited)

(Expressed in United States dollars)

Three months ended March 31, 2018 and 2017

		Three months ended
	Notes	March 31, 2018	March 31, 2017 (restated – note 3)

Revenue:
Anesthesia services	12	$22,108,625	$18,592,336
Product sales	12	2,556,876	2,776,315
		24,665,501	21,368,651

Expenses:
Anesthesia services expense	5	17,642,050	13,633,175
Product sales expense	6	1,216,654	1,159,959
Corporate expense	7	1,346,648	1,629,915
		20,205,352	16,423,049

Operating income		4,460,149	4,945,602

Finance income	10	(165,625)	(89,638)
Finance expense	10	750,138	1,335,853

Income before tax		3,875,636	3,699,387

Income tax expense		693,985	397,269

Net and comprehensive income		$3,181,651	$3,302,118

Attributable to:
Shareholders of the Company		$1,427,867	$1,541,856
Non-controlling interest		1,753,784	1,760,262
		$3,181,651	$3,302,118

Earnings per share attributable to shareholders:
Basic	9(e)	$0.020	$0.021
Diluted	9(e)	$0.019	$0.020

Weighted average shares outstanding:
Basic		72,881,491	72,925,319
Diluted		74,196,994	75,702,637

See accompanying notes to condensed consolidated interim financial statements.

2

CRH MEDICAL CORPORATION

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

(Expressed in United States dollars)

Three months ended March 31, 2018 and 2017

	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interest	Total equity

Balance as at January 1, 2017	72,745,939	$52,706,484	$7,142,964	$(66,772)	$733,155	$36,410,456	$96,926,287

Total net and comprehensive income for the period	-	-	-	-	1,541,856	1,760,262	3,302,118

Transactions with owners, recorded directly in equity:

Stock-based compensation expense	-	-	906,374	-	-	-	906,374

Common shares purchased on exercise of options	60,000	21,815	(9,408)	-	-	-	12,407

Common shares issued on vesting of share units	1,113,549	1,006,238	(1,073,259)	-	-	-	(67,021)

Distribution to non-controlling interest	-	-	-	-	-	(4,011,581)	(4,011,581)

Acquisition of non-controlling interest (note 4)	-	-	-	-	-	6,197,286	6,197,286

Balance as at March 31, 2017	73,919,488	$53,734,537	$6,966,671	$(66,772)	$2,275,011	$40,356,423	$103,265,870

Balance as at January 1, 2018	73,018,588	53,925,537	8,390,026	(66,772)	5,410,181	57,277,316	124,936,288

Total net and comprehensive income for the period	-	-	-	-	1,427,867	1,753,784	3,181,651

Transactions with owners, recorded directly in equity:

Stock-based compensation expense	-	-	828,496	-	-	-	828,496

Common shares issued on vesting of share units	60,000	255,883	(255,883)	-	-	-	-

Common shares repurchased in connection with normal course issuer bid and cancelled (note 9(d))	(98,900)	(72,458)	-	-	(180,107)	-	(252,565)

Cancellation of treasury shares	(72,400)	-	-	-	-	-	-

Common shares repurchased in connection with normal course issuer bid and held as treasury shares (107,900 treasury shares) (note 9(d))	-	(79,052)	-	-	(196,496)	-	(275,548)

Distribution to non-controlling interest	-	-	-	-	-	(6,774,450)	(6,774,450)

Balance as at March 31, 2018	72,907,288	$54,029,910	$8,962,639	$(66,772)	$6,461,445	$52,256,650	$121,643,872

See accompanying notes to condensed consolidated interim financial statements.

3

CRH MEDICAL CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

(Expressed in United States dollars)

Three months ended March 31, 2018 and 2017

		Three months ended
	Notes	March 31, 2018	March 31, 2017
Cash provided by (used in)

Operating activities:
Net income		$3,181,651	$3,302,118
Adjustments for:
Depreciation of property, equipment and intangibles		7,016,474	5,068,951
Stock based compensation expense		828,496	906,374
Unrealized foreign exchange (gain) loss		7,232	(88,969)
Finance expense		584,513	1,335,853
Income tax expense		693,985	397,269
Operating activity before changes in operating assets and liabilities		12,312,351	10,921,596
Taxes paid		(712,512)	(2,940,171)
Change in trade and other receivables		1,515,880	225,201
Change in prepaid expenses and deposits		(155,389)	(194,669)
Change in inventories		(64,805)	(109,992)
Change in trade and other payables		(1,101,094)	3,300
Change in employee benefits		65,144	85,855
Cash provided by operating activities		11,859,575	7,991,021

Financing activities
Proceeds from member loans		-	60,000
Repayment of member loans		(435,000)	-
Proceeds on working capital advance		-	71,819
Proceeds from bank indebtedness	8	9,300,000	4,000,000
Repayment of bank indebtedness	8	(11,000,000)	-
Repayment of interest on notes payable and bank indebtedness		(668,023)	(829,834)
Distribution to non-controlling interest		(6,774,450)	(4,011,581)
Proceeds from the issuance of shares relating to stock based compensation		-	(54,614)
Repurchase of shares for cancellation	9(d)	(528,113)	-
Cash used in financing activities		(10,105,586)	(764,210)

Investing activities
Acquisition of property and equipment		(5,480)	(9,415)
Acquisition of anesthesia services providers	4	(9,404,148)	(7,491,610)
Cash used in investing activities		(9,409,628)	(7,501,025)

Effects of foreign exchange on cash and cash equivalents		1,087	(550)

Decrease in cash and cash equivalents		(7,654,552)	(274,764)

Cash and cash equivalents, beginning of period		12,486,884	9,507,004

Cash and cash equivalents, end of period		$4,832,332	$9,232,240

See accompanying notes to condensed consolidated interim financial statements.

4

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2018 and 2017

1.	Reporting entity:

CRH Medical Corporation (“CRH” or “the Company”) was incorporated on April 21, 2001 and is incorporated under the Business Corporations Act (British Columbia). The Company provides anesthesiology services to gastroenterologists in the United States through its subsidiaries and also specializes in the treatment of hemorrhoids utilizing its treatment protocol and patented proprietary technology.

CRH principally operates in the United States and is headquartered from its registered offices located at Unit 578, 999 Canada Place, Vancouver, British Columbia, Canada.

2.	Basis of preparation:

(a)	Statement of compliance:

These unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, these condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). These condensed consolidated interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2017. In management’s opinion, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

This is the first set of the Company’s financial statements where IFRS 15 and IFRS 9 have been applied. Changes to significant accounting policies are described in Note 3.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on April 27, 2018.

(b)	Basis of measurement:

The Company’s condensed consolidated interim financial statements have been prepared on a going concern and historical cost basis except for certain financial instruments which are recorded at fair value.

(c)	Functional and presentation currency:

These condensed consolidated interim financial statements are presented in United States dollars, which is the Company’s presentational currency. The functional currency of the Company’s parent company and subsidiaries is the United States dollar.

5

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2018 and 2017

2.	Basis of preparation (continued):

(d)	Use of estimates, assumptions and judgments:

The preparation of the Company’s condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant areas requiring the use of management estimates relate to the assessment for impairment and useful lives of intangible assets, determining the fair value of share units, estimates supporting reported anesthesia revenues, the valuation of certain long term liabilities, including liabilities relating to contingent and deferred consideration, the vesting term for share units with market and performance based performance targets, the valuation of acquired intangibles, the valuation of deferred tax assets and the allocation of purchase consideration to the fair value of assets acquired and liabilities assumed.

Significant judgments made by management in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements includes the determination of functional currency and the accounting classification of financial instruments. In conjunction with the Company’s business acquisitions, these judgments also include the Company’s determination of control for the purposes of consolidation and the Company’s definition of a business.

Reported amounts and note disclosures reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take. Actual results could differ from those estimates.

(e)	Comparative information:

Certain comparative information has been reclassified to conform with the presentation adopted in the current fiscal year.

3.	Significant accounting policies:

These condensed consolidated interim financial statements have been prepared using the significant accounting policies and methods of computation consistent with those applied in the Company’s December 31, 2017 annual consolidated financial statements, except as discussed below relating to the adoption of IFRS 15.

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. Amendments, standards and interpretations that are issued but not yet effective are described in the Company’s annual financial statements for the period ended December 31, 2017. The Company has initially adopted IFRS 15, Revenue from Contracts with Customers as at January 1, 2018. A number of other new standards are effective from January 1, 2018, including IFRS 9, Financial Instruments, but they do not have a material effect on the Company’s financial statements.

6

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2018 and 2017

3.	Significant accounting policies (continued):

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaced IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard is applied to each prior reporting period presented and the cumulative effect of applying the standard is recognized in the earliest period show, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized in retained earnings at January 1, 2018, the date of initial application. Effective January 1, 2018, the Company adopted IFRS 15 using the full retrospective method.

The Company recognizes revenue upon a transfer of control of the asset to the customer. For anesthesia services, a transfer of control occurs upon completion of service to the customer (patient). For product sales, a transfer of control occurs upon shipment of product to the customer (physician). Control of goods passes to the customer (physician) upon shipment primarily because the customer obtains both legal title to the goods and an obligation to pay for the goods upon shipment. Each contract, whether for anesthesia services or product sales, contains only a single performance obligation since physicians who purchase ligators are not the ones performing endoscopies or colonoscopies that require anesthesia.

IFRS 15 requires management to estimate the transaction price including any implicit price concessions. IFRS 15 also requires that changes to the transaction price be recorded as adjustments to revenue. Under IFRS 15, where there are implicit price concessions arising from the credit approval process, this is considered to be variable consideration. Variable consideration of this type is accounted for as adjustments to revenue recorded. Essentially the impact to the Company of adopting IFRS 15 is that revenue is reduced by the net uncollectible amounts which were previously recorded as bad debt expense. This only impacts the Company’s anesthesia services revenue. The net impact of adoption of IFRS 15 is a reduction in anesthesia services revenue and a corresponding reduction in anesthesia services expense with no impact to net income. There was no impact to the Company’s other operating segments.

In adopting IFRS 15, the Company has elected to make use of the following practical expedients:

•	incremental costs of obtaining a contract are recognised as an expense when incurred because the amortisation period of the asset that the Company otherwise would have recognised is one year or less; and

•	the promised amount of consideration has not been adjusted for the effects of a significant financing component because, at contract inception, the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

7

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2018 and 2017

3.	Significant accounting policies (continued):

The following table summarizes the impact of adopting IFRS 15 on the Company’s interim statement of operations and comprehensive income. Due to the nature of the adjustments, there was no impact to the consolidate balance sheet, statement of changes in equity or statement of cash flows.

For the three months ended March 31, 2017
	Note	As reported	Adjustments	Amounts without adoption of IFRS 15

Revenue:
Anesthesia services	a	$18,592,336	$1,170,096	$19,762,432
Product sales		2,776,315	-	2,776,315
		21,368,651	1,170,096	22,538,747

Expenses:
Anesthesia services expense	a	13,633,175	1,170,096	14,803,271
Product sales expense		1,159,959	-	1,159,959
Corporate expense		1,629,915	-	1,629,915
		16,423,049	1,170,096	17,593,145

Operating income		4,945,602	-	4,945,602

Finance income		(89,638)	-	(89,638)
Finance expense		1,335,853	-	1,335,853

Income before tax		3,699,387	-	3,699,387

Income tax expense		397,269	-	397,269

Net and comprehensive income		$3,302,118	-	$3,302,118

Attributable to:
Shareholders of the Company		$1,541,856	-	$1,541,856
Non-controlling interest		1,760,262	-	1,760,262
		$3,302,118	-	$3,302,118

a	Under IFRS 15, where there are implicit price concessions arising from the credit approval process, this is considered to be variable consideration. Variable consideration of this type is accounted for as adjustments to revenue recorded. This only impacts the Company’s anesthesia services revenue. Previously, collection risk was recorded as bad debt expense. The impact of the adoption of IFRS 15 serves to reduce revenue recorded historically by the bad debt expense recorded in the anesthesia services segment.

8

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2018 and 2017

4.	Business combinations:

During the three months ended March 31, 2018, the Company completed one business combination. The business combination completed in the period has been included in the anesthesia segment of the Company and represents the following:

Acquired Operation	Date Acquired	Consideration
Shreveport Sedation Associates LLC (“SSA”)	March 2018	$9,404,148

The results of operations of the acquired businesses have been included in the Company’s consolidated financial statements from the date of acquisition.

The following table summarizes the fair value of the consideration transferred and the preliminary estimated fair values of the assets and liabilities acquired at the acquisition date. Certain of the estimates of fair value, most notably the professional services agreements, are preliminary and may be subject to further adjustments.

	SSA	Total
Cash	$9,404,148	$9,404,148
Purchase consideration	$9,404,148	9,404,148
Non-controlling interest	-	-
	$9,404,148	$9,404,148

Assets and liabilities acquired:
Exclusive professional services agreements	$9,300,000	$9,300,000
Prepaid expenses and deposits	104,148	104,148
Fair value of net identifiable assets and liabilities acquired	$9,404,148	$9,404,148

Exclusive professional services agreements – amortization term	7 years
Acquisition costs expensed		$108,569

The value of the acquired intangible asset, being an exclusive professional services agreement, has been determined on a provisional basis and relates to the acquisition of an exclusive professional services agreement to provide professional anesthesia services. The amortization term for the agreement is based upon contractual terms within the acquisition agreement and professional services agreement.

9

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2018 and 2017

4.	Business combinations (continued):

SSA

In March 2018, a subsidiary of the Company entered into an asset purchase agreement to purchase 100% of certain assets of an anesthesia services provider in the Louisiana. The total purchase price under the asset purchase agreement was $9,404,148 and was paid via cash. The Company has obtained control over the business through its contractual ability to direct the relevant activities of the assets acquired. The results of the operation of these assets has been included in the Company’s consolidated interim financial statements from the date of acquisition, being March 19, 2018.

In the three months ended March 31, 2018, the above noted acquisition contributed revenue and net earnings before tax as follows:

	Three months ended March 31, 2018
	SSA	Total

Revenue	$134,862	$134,862
Net earnings before tax	$60,538	$60,538
Amortization	$47,976	$47,976

The following unaudited supplemental pro forma financial information presents information as if the acquisitions had been completed on January 1, 2018. The pro forma financial information presented below (unaudited) is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of fiscal 2018. The pro forma financial information (unaudited) presented includes amortization charges for acquired intangible assets based on the values assigned in the purchase price allocation. Had the acquisition been completed on January 1, 2018, revenue for the Company would have been approximately $25.5 million and net income before tax would have been approximately $4.2 million.

Pro Forma Information (unaudited)	Three months ended March 31, 2018
	SSA	Total
Revenue	$964,782	$964,782
Net earnings before tax	$433,080	$433,080
Amortization	$110,714	$110,714

10

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2018 and 2017

4.	Business combinations (continued):

During the year ended December 31, 2017, the Company completed six business combinations. All business combinations completed during the period have been included in the anesthesia segment of the Company and include the following:

Acquired Operation	Date Acquired	Consideration
DDAB, LLC (“DDAB”)	February 2017	$5,273,570
Osceola Gastroenterology Anesthesia Associates, LLC (“OGAA”)	March 2017	$3,401,819
West Florida Anesthesia Associates, LLC (“WFAA”)	August 2017	$5,840,000
Central Colorado Anesthesia Associates, LLC (“CCAA”)	September 2017	$7,888,919
Raleigh Sedation Associates, LLC & Blue Ridge Sedation Associates, PLLC (“RSA”)	September 2017	$7,248,960
Alamo Sedation Associates, LLC (“ASA”)	September 2017	$3,500,000

The results of operations of the acquired businesses have been included in the Company’s consolidated financial statements from the date of acquisition.

The following table summarizes the fair value of the consideration transferred and the fair values of the assets and liabilities acquired at the acquisition date. Certain of the estimates of fair value, most notably the professional services agreements, are preliminary and may be subject to further adjustments.

	DDAB	OGAA	WFAA	CCAA	RSA	ASA	Total
Cash	$4,089,791	$3,401,819	$5,840,000	$7,888,919	$7,248,960	$3,500,000	$31,969,489
Contingent consideration	1,183,779	-	-	-	-	-	1,183,779
Purchase consideration	$5,273,570	$3,401,819	$5,840,000	$7,888,919	$7,248,960	$3,500,000	33,153,268
Non-controlling interest	5,066,763	2,267,879	4,778,182	7,579,550	6,964,687	-	26,657,061
	$10,340,333	$5,669,698	$10,618,182	$15,468,469	$14,213,647	$3,500,000	$59,810,329

Assets and liabilities acquired:
Exclusive professional services agreements	10,340,333	$5,669,698	$10,606,192	$15,468,469	$14,213,648	$3,500,000	$59,798,340
Pre-close trade receivables	525,000	-	-	-	-	-	525,000
Pre-close trade payables	(525,000)	-	-	-	-	-	(525,000)
Prepaid expenses and deposits	-	-	11,889	-	-	-	11,889
Fair value of net identifiable assets and liabilities acquired	$10,340,333	$5,669,698	$10,618,081	$15,468,469	$14,213,648	$3,500,000	$59,810,229

Exclusive professional services agreements – amortization term	4.5 years	5 years	15 years	7 years	5 years	7 years
Acquisition costs expensed							$570,900

As a result of the above business combinations completed in 2017, the Company recognized intangible assets totaling $59,798,340 during the year ended December 31, 2017, along with non-controlling interest of $26,657,061.

11

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2018 and 2017

5.	Anesthesia services expense:

For the three months ended March 31:

	Three months ended
	March 31, 2018	March 31, 2017 (restated – note 3)

Employee related	$8,117,005	$6,389,420
Depreciation and amortization	6,994,393	5,057,576
Office related	1,824,790	1,512,519
Acquisition expense	108,569	126,881
Medical supplies	190,936	172,682
Stock-based compensation	123,039	149,391
Professional fees	105,584	102,609
Insurance	76,220	56,677
Travel and entertainment	101,514	65,420

	$17,642,050	$13,633,175

6.	Product sales expense:

For the three months ended March 31:

	Three months ended
	March 31, 2018	March 31, 2017

Employee related	$430,171	$413,912
Product cost and support	539,223	479,171
Professional fees	24,172	83,198
Office related	89,094	61,485
Stock-based compensation	106,802	110,459
Insurance	9,759	5,106
Depreciation and amortization	17,017	12,521
Foreign exchange	416	(5,893)

	$1,216,654	$1,159,959

12

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2018 and 2017

7.	Corporate expense:

For the three months ended March 31:

	Three months ended
	March 31, 2018	March 31, 2017

Employee related	$369,194	$441,785
Professional expenses	136,835	247,115
Corporate	101,835	100,841
Stock-based compensation	598,654	646,524
Travel and entertainment	9,964	50,791
Office related	69,326	44,438
Insurance	69,317	75,132
Depreciation and amortization	5,064	(1,146)
Foreign exchange	(13,541)	24,435

	$1,346,648	$1,629,915

8.	Notes payable:

March 31, 2018	Scotia Facility
Current portion	$1,726,468
Non-current portion	57,940,984
Total loans and borrowings	$59,667,452

December 31, 2017	Scotia Facility
Current portion	$1,101,468
Non-current portion	60,228,851
Total loans and borrowings	$61,330,319

The Bank of Nova Scotia (“Scotia Facility”)

On November 24, 2015, the Company entered into a credit facility with the Bank of Nova Scotia. The facility, which had a maturity date of April 30, 2018, provided financing of up to $55,000,000, after amendment on June 15, 2016. In conjunction with the 2016 amendment, the Company paid $390,400 in fees to the Bank of Nova Scotia and legal counsel.

13

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2018 and 2017

8.	Notes payable (continued):

On June 26, 2017, the Company amended the Scotia Facility to provide financing of up to $100,000,000 via a revolving and term facility. The amended facility has a maturity date of June 26, 2020. In conjunction with this amendment, the Company incurred fees of $445,598. The amendment was determined to be a substantial modification and the Company extinguished the previous Scotia facility and wrote off deferred financing costs related to the previous facility of $173,511. As at March 31, 2018, the Company had drawn $60,000,000 on the amended facility (2017 - $61,700,000). The Facility is repayable in full at maturity, with scheduled principal repayments on a quarterly basis beginning September 30, 2017 based on the initial principal issued under the term facility. The facility bears interest at a floating rate based on the US prime rate, LIBOR or bankers’ acceptance rates plus an applicable margin. At March 31, 2018, interest on the facility is calculated at LIBOR plus 2.50% on the revolving portion and term portion of the facility. The Facility is secured by the assets of the Company. As at March 31, 2018 the Company is required to maintain the following financial covenants in respect of the Facility:

Financial Covenant	Required Ratio
Total funded debt ratio	2.50:1.00
Fixed charge coverage ratio	1.15:1.00

The Company is in compliance with all covenants at March 31, 2018.

The consolidated minimum loan payments (principal) for all loan agreements in the future are as follows:

Minimum Principal
At March 31, 2018
Not later than one year	$1,875,000
Between one to three years	$58,125,000
Between four to five years	$-
Thereafter	$-
$60,000,000

9.	Share capital:

(a)	Issued and outstanding – common shares:

Other than in connection with shares issued in respect of the Company’s share unit and share option plans and in connection with the Company’s normal course issuer bid (note 9(d)), there were no share transactions in the three months ended March 31, 2018.

14

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2018 and 2017

9.	Share capital (continued):

(b)	Share unit plan:

In June 2017, the shareholders of the Company approved a Share Unit Plan. Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the Share Unit Plan. In accordance with the terms of the plan, the Company will approve those employees, directors and eligible consultants who are entitled to receive share units and the number of share units to be awarded to each participant. Each share unit awarded conditionally entitles the participant to receive one common share of the Company upon attainment of the share unit vesting criteria. The vesting of share units is conditional upon the expiry of time-based vesting conditions or performance-based vesting conditions. Once the share units vest, the participant is entitled to receive the equivalent number of underlying common shares.

A summary of the status of the plan as of March 31, 2018 and 2017 is as follows:

	Time based share units	Performance based share units

Outstanding, January 1, 2017	1,068,000	2,350,000

Issued	-	-
Vested	(123,000)	(1,000,000)
Forfeited	(20,000)	-
Expired	-	-

Outstanding, March 31, 2017	925,000	1,350,000

Outstanding, January 1, 2018	1,036,500	1,350,000

Issued	100,000	150,000
Vested	(60,000)	-
Forfeited	-	-
Expired	-	-

Outstanding, March 31, 2018	1,076,500	1,500,000

During the three months ended March 31, 2018, 60,000 time based share units vested. The Company also issued 100,000 time based share units and 150,000 performance based share units. The weighted average fair value per unit for both the time based share units and performance based share units granted in the period was $2.78 (CAD$3.58) per unit based on the market value of the underlying shares at the date of issuance.

During the quarter ended March 31, 2017, 1,000,000 of those units which vested upon the Company meeting certain market based performance targets vested. Upon vesting, the Company issued 1,000,000 common shares. The Company also issued net shares of 113,549 in respect of 123,000 time based share units which vested during the quarter.

During the quarter ended March 31, 2018, the Company recognized $828,027 (2017 - $897,996) in compensation expense in relation to share units.

15

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2018 and 2017

9.	Share capital (continued):

(c)	Stock option plan:

During the quarter ended March 31, 2018, the Company recognized $469 (2017 - $8,378) in compensation expense in relation to stock options.

(d)	Normal Course Issuer Bid:

On November 6, 2017, the Board of Directors of the Company approved a normal course issuer bid to purchase outstanding shares of the Company. The Company may purchase up to 7,120,185 shares pursuant to the bid, representing no more than 10.0% of the Company’s shares outstanding on October 31, 2017. All purchases of shares under the bid are made pursuant to an Automated Share Purchase Plan. Subject to any block purchases made in accordance with the rules of the TSX, the bid is subject to a daily repurchase maximum of 103,902 shares. Shares are purchased at the market price of the shares at the time of purchase and are purchased on behalf of the Company by a registered investment dealer through the facilities of the TSX or alternative Canadian and US marketplaces.

In the three months ended March 31, 2018, the Company repurchased 206,800 of its shares for a total cost, including transaction fees, of $529,823 (CAD$672,898). As March 31, 2018, 98,900 of these shares had been cancelled with the remaining 107,900 shares cancelled on April 6, 2018.

16

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2018 and 2017

9.	Share capital (continued):

(e)	Earnings per share:

The calculation of basic earnings per share for the three months ended March 31, 2018 and 2017 is as follows.

	Three months ended March 31
	2018			2017
	Net earnings	Weighted average number of common shares outstanding	Per share amount	Net earnings	Weighted average number of common shares outstanding	Per share amount

Net earnings:

Earnings per common share:
Basic	$1,427,867	72,881,491	$0.020	$1,541,856	72,925,319	$0.021
Share options		1,083,715			1,468,131
Share units		231,788			1,309,187

Diluted	$1,427,867	74,196,994	$0.019	$1,541,856	75,702,637	$0.020

For the three months ended March 31, 2018, 260,972 options (2017 – 112,173) and 2,122,801 share units (2017 – 1,914,602) were excluded from the diluted weighted average number of common shares calculation.

17

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2018 and 2017

10.	Net finance expense

Recognized in earnings in the three months ended March 31:

	Three months ended
	March 31, 2018	March 31, 2017
Finance income:
Foreign exchange (gain)	$-	$(89,638)
Net change in fair value of financial liabilities at fair value through earnings	(165,625)	-
Total finance income	$(165,625)	$(89,638)

Finance expense:
Interest and accretion expense on borrowings	$668,024	$1,086,675
Accretion expense on earn-out obligation and deferred consideration	44,981	159,574
Amortization of deferred financing fees	37,133	74,274
Net change in fair value of financial liabilities at fair value through earnings	-	14,863
Other	-	467
Total finance expense	$750,138	$1,335,853
Net finance expense	$584,513	$1,246,215

18

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2018 and 2017

11.	Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, employee benefit obligations, loans, member loans, notes payable, deferred consideration, and the Company’s earn-out obligation. The fair values of these financial instruments, except the notes payable balances, deferred consideration, and the earn-out obligation, approximate carrying value because of their short-term nature. The earn-out obligation is classified as a financial instrument recorded at fair value through earnings. The fair value of the Scotia Facility approximates carrying value as it is a floating rate instrument. The carrying value of the deferred consideration approximates fair value as the discount rate used is reflective of the underlying credit risk of the Company.

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

19

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2018 and 2017

11.	Financial instruments (continued):

The Company’s earn-out obligation is measured at fair value on a recurring basis using significant unobservable inputs (Level 3). The Company measures the fair value of the earn-out obligation based on its best estimate of the cash outflows payable in respect of the earn-out obligation. This valuation technique includes inputs relating to estimated cash outflows under the arrangement and the use of a discount rate appropriate to the Company. The Company evaluates the inputs into the valuation technique at each reporting period. During the three months ended March 31, 2018, the Company revised its assumptions underlying the discount rate used in the calculation of the fair value of the earn-out obligation to account for changes in the underlying credit risk of the Company as well as the estimates underlying the timing and amount of payment. The upward adjustment of the discount rate from 3.59% at December 31, 2017 to 4.10% at March 31, 2018 and the amendment of cash outflow estimates underlying the earn-out resulted in a decrease of $165,625 to the fair value of the earn-out obligation. The impact of this adjustment was recorded through finance recovery in the period.

The fair value measurements are sensitive to the discount rate used in calculating the fair values as well as the probability assessments used. A 1% increase in the discount rate would reduce the fair value of the earn-out obligation by $20,534. During the three months ended March 31, 2018, the Company recorded accretion expense of $16,610 in relation to this liability, reflecting the change in fair value of the liabilities that is attributable to credit risk.

Reconciliation of level 3 fair values:

Earn-out Obligation
Balance as at January 1, 2018	$1,875,427
Recorded in finance expense:
Accretion expense	16,610
Fair value adjustment	(165,625)
Balance as at March 31, 2018	$1,726,412

20

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2018 and 2017

12.	Segmented information:

The Company operates in two industry segments: the sale of medical products and the provision of anesthesia services. The revenues relating to geographic segments based on customer location, in U.S. dollars, for the three months ended March 31, 2018 and 2017 are as follows:

	Three months ended
Revenue:	March 31, 2018	March 31, 2017 (restated – note 3)
Canada and other	$70,970	$61,196
United States	24,594,531	21,307,455
Total	$24,665,501	$21,368,651

The Company’s revenues are disaggregated below into revenue categories which differ in terms of the economic factors which impact the amount, timing and uncertainty of revenue and cash flows.

	Three months ended
Revenue:	March 31, 2018	March 31, 2017
Commercial Insurers	$19,131,424	$16,626,778
Federal Insurers	2,710,994	1,965,558
Physicians	2,556,876	2,776,315
Other	266,207	-
Total	$24,665,501	$21,368,651

The Company’s property and equipment and intangible assets are located in the following geographic regions as at March 31, 2018 and December 31, 2017:

	2018	2017
Property and equipment:
Canada	$327,190	$347,676
United States	19,852	16,690
Total	$347,042	$364,366
Intangible assets:
Canada	$34,616	$35,181
United States	165,364,321	163,057,425
Total	$165,398,937	$163,092,606

21

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2018 and 2017

12.	Segmented information (continued):

The financial measures reviewed by the Company’s Chief Operating Decision Maker are presented below for the three months ended March 31, 2018 and 2017. The Company does not allocate expenses related to corporate activities. These expenses are presented within “Other” to allow for reconciliation to reported measures.

	Three months ended March 31, 2018
	Anesthesia services	Product sales	Other	Total
Revenue	$22,108,625	$2,556,876	$-	$24,665,501
Operating costs	17,642,050	1,216,654	1,346,648	20,205,352
Operating income	$4,466,575	$1,340,222	$(1,346,648)	$4,460,149

	Three months ended March 31, 2017
	Anesthesia services (restated – note 3)	Product sales	Other	Total
Revenue	$18,592,336	$2,776,315	$-	$21,368,651
Operating costs	13,633,175	1,159,959	1,629,915	16,423,049
Operating income	$4,959,161	$1,616,356	$(1,629,915)	$4,945,602

22